June 17, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On April 23, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the EAS Global Cycle Fund, a series of the Registrant, filed Post-Effective Amendment No. 142 to its registration statement under the Securities Act of 1933 on Form N-1A.  On June 2, 2010, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please confirm that the expense limitation agreement referenced in the Annual Fund Operating Expenses portion of the fee table under Fees and Expenses of the Fund will be (i) effective for at least one year and (ii) may not be terminated unilaterally by the adviser.

Response.  The Registrant hereby confirms (i) and (ii) above.

2.

Comment.  Because the Fund uses "Global" in its name, it is required to investment at least 40% of its assets in non-US securities.  Under the section entitled Principal Investment Strategies, the Fund currently states that it will invest 30% of its assets in non-US securities.

Response.  The Fund has changed the above referenced disclosure to 40%.

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

June 17, 2010

3.

Comment.  Please provide additional and consistent disclosure under Principal Investment Strategies with respect to inverse and leveraged ETFs and mutual funds.  Specifically, the use of "short-index" may tend to confuse investors as the more common reference to this type of security is inverse ETF.

Response.  Under Principal Investment Strategies, references to "short-index" have been changed to inverse and the following disclosure has been added.

Underlying Funds may employ leverage and/or an inverse structure.  Inverse securities are designed to produce returns opposite to the securities index to which they are linked.

4.

Comment.  Please include a definition or other explanation of "secular themes" as this phrase may be confusing to investors.

Response.  The reference to "secular" is to the economic long-term.  An explanation secular has been added to the first mention of secular in Item 2 and Item 4.

5.

Comment.  Please include the Item 4 reference to hedging up to 50% of Fund assets via short equity positions in an appropriate location in Item 2.

Response.  The following has been added to the description of hedging strategies in the third paragraph of principal investment strategies in Item 2.

Short equity positions, including inverse securities, may represent up to 50% of the Fund's assets for hedging purposes.

6.

Comment.  Under the subsection entitled Investment Process under the bullet point entitled Bottom-Up, please add a description of how portfolio-level or security-level bottom up analysis is included or conducted.

Response.  The Registrant notes that the entire Investment Process subsection is meant to be read a whole and that each of the bullet points embody economic and investment themes that partially overlap and partially inform eachother.  For the sake of additionally clarity, the Bottom-Up bullet point description has been modified to read as follows.

•

Bottom-Up:  Ongoing due diligence on the universe of Underlying Funds through a review of the profile of their portfolios  and

June 17, 2010

managers   to identify Underlying Funds that are attractive because they  embody the investment themes chosen.

7.

Comment.  Under the section entitled Purchase and Sale of Fund Shares, please expand the description to include the specific means of communication.

Response.  The description has been expanded to include "…by written request, telephone or [website].

8.

Comment.  Under the section entitled Prior Performance Information, please add "private accounts" to the description to reduce the potential for investor confusion regarding the source of the prior performance information.  Additionally, in the footnote describing the MSCI World Index-Net, please add a brief explanation of why this is an appropriate index.

Response.  "Private accounts" has been added in various portions of the prior performance section and an explanation that the MSCI World Index-Net is composed of securities similar to those held in the global cycle strategy private accounts.

9.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please expand the bullet point summary to capture key features that are described in detail in the paragraphs that follow.

Response.  The bullet point summary has been expanded to capture key features of the Fund's methods of discouraging frequent purchases and redemptions as noted below:

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund discourages and does not accommodate market timing. Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Fund's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial

June 17, 2010

needs or circumstances change. The Fund currently uses several methods to reduce the risk of market timing. These methods include:

•

Committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund's "Market Timing Trading Policy;"

•

Reject or limit specific purchase requests;

•

Reject purchase requests from certain investors; and

•

Assessing a redemption fee for short-term trading.

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders.

10.

Comment.  In general, please review the Prospectus for opportunities to make greater use of "plain English" when describing strategies and risks.

Response.  The Registrant has made such a review and believes that the edits described above achieve a better use of plain English.  Additionally, the Registrant has made other edits throughout to reduce the use of passive voice and to convert disclosures to plain English when possible without diluting the meaning of the disclosures to the disadvantage of investors.

STATEMENT OF ADDITIONAL INFORMATION

11.

Comment.  Please provide assurances that the other directorships information presented for the Trustees covers the last five years.

Response.  The Registrant confirms that the other directorships information presented for the Trustees covers the last five years.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser